SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of June, 2006

Bennett Environmental Inc.

(Translation of registrant’s name into English)

000-30946

(Commission File Number)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [    ]        Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.
(Registrant)

Date: June 26, 2006
By: /s/ Michael B. McSweeney
Name: Michael B. McSweeney
Title: Vice President, Government/Environmental Affairs

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated June 23, 2006

99.2	Form 52-109F1 Certification of Annual Filings (Chief Executive Officer) for financial year ended December 31, 2004 (as refiled)

99.3	Form 52-109F1 Certification of Annual Filings (Chief Financial Officer) for financial year ended December 31, 2004 (as refiled)

Exhibit 99.1

Bennett Environmental Inc. Re-files Annual Certifications for December 31, 2004

Oakville, Ontario: June 23, 2006 - Bennett Environmental Inc. announced that, at the request of the Ontario Securities Commission, it has refilled its annual certifications by its CEO and CFO for the fiscal year ended December 31, 2004, to delete references to “refilling” and to correct an inadvertent omission of certain paragraph in each certificate. The certificates contain no further errors.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Quebec and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Michael McSweeney, at the Oakville office at (905) 339-1540.

Exhibit 99.2

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, ALLAN G. BULCKAERT, the President and Chief Executive Officer of Bennett Environmental Inc., certify that:

1.	I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of the issuer for the financial year ended December 31, 2004;

2.	Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.	Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4.	I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: June 23, 2006.

BENNETT ENVIRONMENTAL INC.

Per:	/s/ Allan G. Bulckaert
Allan G. Bulckaert,
President and Chief Executive Officer

Exhibit 99.3

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, ANDREW BOULANGER, the Chief Financial Officer and Secretary of Bennett Environmental Inc., certify that:

1.	I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of the issuer for the financial year ended December 31, 2004;

2.	Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.	Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4.	I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: June 23, 2006.

BENNETT ENVIRONMENTAL INC.

Per:	/s/ Andrew Boulanger
Andrew Boulanger,
Chief Financial Officer and Secretary